Exhibit 10.83

Portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions, marked by an * and [], have been separately filed with the Commission.

                              COPROMOTION AGREEMENT

         This Copromotion Agreement effective June 1, 1996, between WYETH-AYERST LABORATORIES, 555 E. Lancaster Avenue, St. Davids, PA 19087 ("Wyeth-Ayerst") and INTERNEURON PHARMACEUTICALS, INC., One Ledgemont Center, 99 Hayden Avenue, Suite 340, Lexington, MA 02173( " Interneuron " ).
         WHEREAS, Interneuron has granted Wyeth-Ayerst exclusive patent and know-how licenses to make, have made, use and sell finished pharmaceuticals containing dexfenfluramine hydrochloride ("REDUX") for the treatment of obesity in the United States. its territories and possessions and the Commonwealth of Puerto Rico (the "Territory") pursuant to Patent and Know-How Sublicense and Supply Agreement effective as of November 19, 1992, (the "Sublicense Agreement") as amended pursuant to Consent and Amendment Agreement effective as of November 21, 1994 (the "Amendment Agreement"); and
         WHEREAS, pursuant to Paragraph 6.4.2 of the Sublicense Agreement, Interneuron retained copromotion rights to REDUX in the Territory, the details of such copromotion, including the practitioner categories to whom Interneuron would promote REDUX to be agreed to by Wyeth-Ayerst and Interneuron;
         NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, it is hereby agreed as follows:
1.  DEFINITIONS
         When used in this Agreement, the following terms shall have the following respective meanings:

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

         (a) "Contract Month" shall mean each one month period during the term of this Agreement beginning June 1, 1996.
         (b) "Contract Quarter" shall mean each three month period during the term of this Agreement beginning June 1, 1996, provided, however the First Contract Quarter shall end June 30, 1996.
         (c) "Contract Year" shall mean each one year period during the term of this Agreement beginning June 1, 1996.
         (d) "Copromotion" shall mean those activities normally undertaken by a pharmaceutical company's sales force to implement marketing plans and strategies aimed at encouraging the appropriate use of a particular prescription pharmaceutical product.
         (e) "Detail" shall mean a one-on-one, face-to-face meeting, in an individual or group practice setting, between one or more physician prescribers and one Interneuron professional representative during which product information is communicated that is in addition to any discussion regarding the physician's sample needs. When used as a verb, "Detail" shall mean to engage in a Detail.
         (f) "First Position Detail" shall mean [*]
         (g) "REDUX Sales Force" shall mean up to thirty-three (33) regular, full-time employees of Interneuron, thirty (30) of whom shall be employed and trained as professional representatives to Detail REDUX to the Interneuron Categories and three (3) of whom shall provide field sales management for the REDUX Sales Force.

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

         (h) "Sample" shall mean a unit of REDUX that is not intended to be sold and is intended to promote the sale of REDUX.

2.       COPROMOTION BY INTERNEURON
         Interneuron shall copromote REDUX in the Territory by causing its REDUX Sales Force to Detail to individual physicians, and small group practices of physicians, who are bariatricians, nutritionists, full time-weight management specialists, endocrinologists and diabetologists (the "Interneuron Categories"). Attached hereto as Exhibit A is an electronic list of physicians and small group practices which shall constitute the candidates in the Interneuron Categories. Exhibit A shall be periodically updated by mutual agreement of the parties.
         The Interneuron Categories shall not include national and regional weight loss organizations, e.g. NutriSystems, Weight Watchers, etc., which offer multiple weight loss approaches and/or where physician supervised weight loss is not the primary intervention. Physicians with multi-location offices or clinics shall not PER SE be considered to be excluded as national or regional weight loss organizations.
         Physicians who Wyeth-Ayerst actively Details (defined as four (4) calls in the previous twelve (12) months) on the effective date hereof may be excluded from the Interneuron Categories.
          [*]

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

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

3.       DETAILING ADDITIONAL WYETH-AYERST PRODUCTS
         During the first two (2) Contract Years, the REDUX Sales Force shall, if Wyeth- Ayerst in its sole discretion so requests, Detail to the Interneuron Categories additional Wyeth-Ayerst products at the time of Details for REDUX. Wyeth-Ayerst shall provide promotional materials and samples to Interneuron at no cost for such detailing. Upon mutual agreement, physicians other than those in the Interneuron Categories may be detailed by the REDUX Sales Force hereunder. For detailing additional Wyeth-Ayerst products in the first Contract Year, Interneuron shall receive no compensation other than the Interneuron sales force subsidy provided in Section 4(a). For such additional detailing in the second Contract Year, Wyeth-Ayerst shall pay Interneuron [*] per full product Detail. 4. INTERNEURON SALES FORCE SUBSIDY AND PROFIT SHARING
                  (a) SALES FORCE SUBSIDY. For the first two (2) Contract Years, Wyeth-Ayerst shall pay the following percentages of Interneuron's actual REDUX Sales Force costs:

                  Year 1 - 100%
                  Year 2 - 50%

Provided, however, that the REDUX Sales Force shall not exceed thirty-three (33) regular, full-time employees and Wyeth-Ayerst's payment obligation shall be based on the above percentages of Interneuron actual REDUX Sales Force costs, including, but not limited to, payroll, fringe benefits, travel expenses, sales training costs, commissions and bonuses documented by Interneuron to Wyeth-Ayerst's reasonable satisfaction, not in excess of [*] per representative per Contract Year. Interneuron shall provide

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

Wyeth-Ayerst within ten (10) days of the end of each Contract Month a monthly schedule of REDUX Sales Force expenses along with a roster of sales people setting forth their dates of hire. Within thirty (30) days of receipt of such schedule, Wyeth- Ayerst will pay the amount provided for herein.
         (b) PROFIT SHARING. For the first three (3) Contract Years, Wyeth-Ayerst shall pay Interneuron the following percentages of REDUX Brand Profit, as defined below, by physician category, for physicians or small groups in the Interneuron Categories detailed by the REDUX Sales Force at least [*] times each Contract Year:

       Bariatricians
       Nutritionists                               Endocrinologists
       WEIGHT MGT. SPECIALISTS                     DIABETOLOGISTS
       -----------------------                     --------------

       Year 1         [ * ]                            [ * ]
       Year 2         [ * ]                            [ * ]
       Year 3         [ * ]                            [ * ]

         Profit shall mean REDUX Net Sales (including any and all sales of REDUX by Wyeth-Ayerst made prior to June 1, 1996) in the Interneuron Categories less cost of goods sold, distribution costs, the costs of detail aids and other promotional materials and samples for the REDUX Sales Force and allocated costs for direct advertising and promotion expenses. REDUX Net Sales shall mean the gross amount invoiced for REDUX less transportation charges or allowances, if any, included in such price; trade, quantity or cash discounts, service allowances and broker's or agent's commissions, if any, allowed or paid; credits or allowances, if any, given or made on account of price adjustments, returns, bad debts (actual write-offs only), off-invoice promotional

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

discounts, rebates, any and all federal, state or local government rebates whether in existence now or enacted at any time during the Term of this Agreement (e.g.. HCFA or Medicaid rebates), rejections, recalls or REDUX destruction (voluntarily made or requested or made by an appropriate government agency, sub-division or department); and any tax, excise or governmental charge upon or measured by the production, sale, transportation, delivery, or use of REDUX. Net Sales shall be measured for the Interneuron Categories by utilizing the Xponent Rx database supplemented by additional data sources appropriate in Wyeth-Ayerst's reasonable judgment to accurately measure direct and indirect sales to dispensing physicians in the Interneuron Categories. The above listed deductions from Net Sales used to compute Profit hereunder shall be at cost. No intercompany transfer profit shall be considered in calculating Profit hereunder. All expenses considered under this profit sharing calculation will be applied using Generally Accepted Accounting Principals ("GAAP"). Direct marketing expenses shall not include internal overheads. Cost of goods sold and distribution expenses for Redux are currently estimated to average [*] of Net Sales. Direct advertising and promotion expenses will be allocated based on Net Sales.
         (c)MAXIMUM INTERNEURON COMBINED SALES FORCE SUBSIDY AND PROFIT SHARING. Wyeth-Ayerst's combined sales force subsidy and profit sharing payments to Interneuron shall not exceed $10,000,000 in any Contract Year.
         (d) Profit sharing payments to Interneuron under this Section shall be made on a Contract Quarter basis within [*] days of the end of each Contract Quarter together with supporting calculations. If the IMS data base is not available to

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

be used for the profit sharing calculation, Wyeth will use reasonable estimates based on historical sales to perform the required profit sharing calculation. [*] percent of each quarterly payment for the first three (3) Contract Quarters of each Contract Year shall be retained by Wyeth-Ayerst and remitted, as adjusted, with the payment for the Fourth Contract Quarter which shall reflect all adjustments to the sales force subsidy and profit sharing payments to Interneuron for the Contract Year.

5.       MARKETING, PRICING AND SALES FORCE
                  (a) Wyeth-Ayerst shall have the sole authority for the pricing, marketing strategy and tactics for REDUX. All promotional and detailing materials shall be supplied by Wyeth-Ayerst and not by Interneuron. The determination of the content, the quantity, and the method of distribution of the promotional materials and literature related to REDUX shall be the sole responsibility of Wyeth-Ayerst. In connection with the Copromotion of REDUX, Interneuron shall use only promotional materials and literature provided by Wyeth-Ayerst, which shall be used only for the purposes of this Agreement and shall be returned to Wyeth-Ayerst upon termination of this Agreement. All copyright and other intellectual property rights therein shall remain vested in Wyeth- Ayerst.

         (b) Interneuron's REDUX Sales Force shall remain exclusively under the authority of the field sales management of Interneuron. Interneuron shall have full responsibility for the dissemination of information regarding REDUX to its REDUX Sales Force based on information provided by Wyeth-Ayerst.

         (c) Wyeth-Ayerst shall have the sole right and responsibility for establishing and modifying the terms and conditions with respect to the sale of REDUX, including any terms and conditions relating to or affecting the price at which REDUX will be sold, any discount attributable to payments on receivables, distribution of REDUX, credit to be granted or refused and the like.

         (d) Wyeth-Ayerst shall inform Interneuron of list price increases or decreases for REDUX in the Territory at the time such information is provided to Wyeth-Ayerst's sales force.

         (e) Wyeth-Ayerst shall be exclusively responsible for accepting and filling purchase orders, billing, and returns with respect to REDUX. If Interneuron receives an order for REDUX, it shall make best efforts to, within forty-eight (48) hours, transmit such order to Wyeth-Ayerst for acceptance or rejection, which acceptance or rejection shall be at Wyeth-Ayerst's sole discretion. REDUX Net Sales in the final Contract Year of the term or any extended term of this Agreement shall include sales made on all orders received prior to the end of such Contract Year regardless of the date of acceptance or fulfillment of such orders by Wyeth-Ayerst.

         (f) The appointment of Interneuron hereunder, shall not create a joint venture, or an employer-employee relationship or a principal-agent relationship other than as specifically provided in this Agreement or in the Sublicense Agreement or Amendment Agreement.

The information below marked by * and [] has been omitted pursuant to a request for confidential treatment. The omitted portion has been separately filed with the Commission.

         (g) Nothing in this Agreement shall be deemed to authorize Interneuron to act for, represent, or bind Wyeth-Ayerst or any of its affiliates other than as specifically provided by this Agreement.

          (h) Neither party shall have any responsibility for the hiring, termination, compensation or benefits of the other party's employees. No employee or representative of a party shall have an authority to bind or obligate the other party to this Agreement for any sum or in any manner whatsoever, or to create or impose any contractual or other liability on the other party without said party's authorized written approval.

6.       TERM AND TERMINATION

         (a) The initial term of this Agreement, unless sooner terminated hereunder, shall be for three (3) years from June 1, 1996. Wyeth-Ayerst shall have the option of extending the Agreement for one (1) or two (2) years following the initial term on terms and conditions to be agreed upon by the parties, provided that Wyeth-Ayerst shall give Interneuron three (3) months prior written notice of any such extension. Interneuron may elect not to copromote REDUX for an extended one (1 ) or two (2) year term.

         (b) Either party may terminate this Agreement on thirty (30) days prior written notice if the other party is in default and such default has not been cured within thirty (30) days of such notice. Wyeth-Ayerst may terminate this Agreement on thirty (30) days notice if REDUX is withdrawn from the market and on ninety (90) days notice if total REDUX sales do not exceed [*] million in any Contract Year or if Interneuron generated sales do not exceed [*] million in any Contract Year. Interneuron may terminate at any time on six (6) months notice. Upon notice of termination by either Wyeth-Ayerst or Interneuron, Wyeth-Ayerst may immediately begin to phase in its own detailing to the physicians Interneuron is calling on.

7.       NONCOMPETITION
         During the first eighteen (18) months of this Agreement, the REDUX Sales Force will not promote another company's product. Thereafter, the REDUX Sales Force will not promote another company's product without Wyeth-Ayerst's prior consent which shall not be unreasonably withheld. Such consent is conditioned on the products not being a weight loss product; not being competitive with other Wyeth-Ayerst products, and that REDUX remain in First Position Detail with full product presentation for the entire term of this Agreement.

         Interneuron shall not promote another anti-obesity drug during the term of this Agreement. This provision is not intended to preclude Interneuron's copromotion of other anti-obesity drugs for Wyeth-Ayerst nor does it grant rights to Interneuron to do so. Interneuron shall not promote another anti-obesity prescription drug product for one year following expiration of this Agreement or one year following termination by Wyeth- Ayerst because of default by Interneuron or termination by Interneuron except for default by Wyeth-Ayerst.

8.       SAMPLES
                  (a) Samples of REDUX, to be used by Interneuron only for sampling to Interneuron Categories, shall be sent to Interneuron at an agreed upon site and at Wyeth-Ayerst's expense when REDUX has been descheduled as a controlled substance. The storage and distribution of such Samples to the REDUX Sales Force shall be at Interneuron's expense. Storage and distribution of such Samples by Interneuron and sampling by the REDUX Sales Force shall be in compliance with all federal, state and local laws and regulations and Wyeth-Ayerst procedures concerning prescription drug samples, including but not limited to, all laws concerning sample accountability. Wyeth-Ayerst shall have the right to audit Interneuron's compliance with the above-referenced laws and regulations upon reasonable notice and at reasonable times not to exceed twice a Contract Year. For purposes of this article, such audit may, at Wyeth-Ayerst's option, be conducted by either Wyeth-Ayerst's employees or consultants.

         (b) The decision to sample shall be determined by Wyeth-Ayerst, the quantity of Samples to be provided to Interneuron and the method of distribution, including any limitations thereon, shall be determined jointly by the parties.

         (c) Interneuron shall, within sixty (60) days of the end of each Contract Quarter during the term of this Agreement, provide to Wyeth-Ayerst a summary analysis of the number of Samples distributed to Interneuron Categories during the Contract Quarter.

         (d) Interneuron shall be an Authorized Distributor of Record for REDUX for purposes of the requirements of the Prescription Drug Marketing Act of 1987 (the "PDMA") and shall comply with the PDMA, FDA regulations and applicable state law requirements regarding the marketing, sale and distribution of REDUX, including but not limited to applicable wholesale drug distribution licensing guidelines and requirements.

         (e) Interneuron shall establish and adhere to written procedures to assure that Interneuron and the REDUX Sales Force comply with all requirements of the PDMA. For this purpose, Wyeth-Ayerst shall provide for each REDUX Sales Force employee a copy of the Wyeth-Ayerst Sample Accountability Manual, the receipt of which shall be acknowledged and compliance agreed to by each such REDUX Sales Force employee. Interneuron shall notify Wyeth-Ayerst immediately upon learning that any REDUX Samples shipped by Wyeth-Ayerst to Interneuron have been lost or have not been received as scheduled. In the event that Interneuron or any of the REDUX Sales Force fails to comply or causes Wyeth-Ayerst to fail to comply with applicable legal requirements and as a direct result a civil penalty is assessed against Wyeth-Ayerst or any of its affiliates or employees, then Interneuron shall hold harmless and indemnify Wyeth-Ayerst, its affiliates or its employees from any such civil penalty or other damages or losses related thereto, including reasonable attorneys' fees unless such failure was caused by Wyeth-Ayerst.

9. ADVERSE REACTION REPORTING AND REGULATORY MATTERS

                  (a) Interneuron shall notify Wyeth-Ayerst within twenty-four
(24) hours if Interneuron receives any notice of a serious or unexpected adverse drug experience associated with the use of REDUX. The terms "serious," "unexpected," and "adverse drug experience" as used in this Section 9(a) shall have the same meaning as the definitions set forth in Title 21 of the Code of Federal Regulations, Section 314.80(a), and in effect at the time of Interneuron's notice of report to Wyeth-Ayerst. Interneuron shall notify Wyeth-Ayerst immediately upon receiving notice of (1) information concerning any incident that causes REDUX or its labeling to be mistaken for, or applied to, another article; or (2) information concerning any change or deterioration in REDUX. Any repeated failure to notify Wyeth-Ayerst under this provision shall be grounds for termination, at Wyeth-Ayerst's option.

                  (b) Interneuron shall report monthly to Wyeth-Ayerst all other significant information concerning any complaint of any kind regarding REDUX, its labeling, quality or packaging, including but not limited to, any adverse drug experience not reported pursuant to Section 9(a) above.

                  (c) It is understood and agreed that the reporting requirements set forth in this Section 9 are based on Wyeth-Ayerst policies and procedures and regulatory reporting requirements. Accordingly, in the event of changes to regulatory requirements or Wyeth-Ayerst policies and procedures for adverse experience reporting, Interneuron agrees to comply with all reasonable revised notification procedures as requested in writing by Wyeth-Ayerst.

                  (d) Wyeth-Ayerst shall evaluate all adverse drug experiences associated with REDUX, including those reported to Wyeth-Ayerst by Interneuron, and appropriately report serious or unexpected adverse drug experiences to FDA.

10.      RETURN/RECALL

                  (a) Any REDUX returned to Interneuron shall be shipped to Wyeth- Ayerst's nearest facility, with any reasonable or authorized shipping or other documented direct cost to be paid by Wyeth-Ayerst. Interneuron shall incur no liability of any nature in the handling of such returns. Interneuron, at its option, may advise the customer who made the return that the REDUX has been returned to Wyeth-Ayerst.

                  (b) At Wyeth-Ayerst's request, Interneuron shall reasonably assist Wyeth-Ayerst in obtaining and receiving REDUX that has been recalled, and any direct documented costs incurred by Interneuron with respect to participating in such recall shall be reimbursed by Wyeth-Ayerst.

11.       FORCE MAJEURE
         Neither of the parties shall be liable or be in breach of any provision of this Agreement for any failure or omission on its part to perform any obligations because of force majeure, including, but not limited to war, riot, fire, explosion, flood, sabotage, accident or breakdown of machinery; unavailability of fuel, labor, containers or transportation facilities; accidents of navigation or breakdown or damages of vessels. or other conveyances for air, land or sea; other impediments or hindrances to transportation; strike or other labor disturbances; governmental regulation, or any other cause beyond the reasonable control of the party; and provided that such failure or omission resulting from one of the above causes is cured as soon as practicable after the occurrence of one or more of the abovementioned causes.

12. RECORD AND AUDIT PROVISIONS
         Each party shall keep accurate records in sufficient detail (a) Interneuron of the number of Details and the positioning of such Details for REDUX and other information regarding all Details for REDUX or additional Wyeth-Ayerst products and (b) Wyeth- Ayerst of the financial computations required to make payments to Interneuron which are required under this Agreement. Each party, upon reasonable advance notice to the other party, and at the requesting party's expense, shall permit an independent, certified public accountant of the requesting party, except one to whom the other party has reasonable objections, to have access during ordinary business hours to the other party's records which pertain to the performance of this Agreement. Such examination shall not take place more than twice a Contract Year during the term of this Agreement. These requests with respect to any year shall terminate two (2) years after the end of such year.

13. WARRANTY AND INDEMNITY

                  (a) Each party warrants and represents to the other that it has the full right and authority to enter into this Agreement, and that it is not aware of any impediment that would inhibit its ability to perform its obligations under this Agreement.

                  (b) Wyeth-Ayerst shall indemnify, defend, and hold Interneuron harmless from any claims, damages, actions, liabilities, losses, costs and expenses, including reasonable attorneys' fees, (hereinafter "Claims") of a third party, arising from the promotion of REDUX by Wyeth-Ayerst in violation of approved labeling or any applicable statute or regulation, or any breach by Wyeth-Ayerst of its obligations under this Agreement unless such Claims arise from a manufacturing or design defect of REDUX, Interneuron's breach of its responsibilities under this Agreement or a negligent or wrongful act of Interneuron. Interneuron shall notify Wyeth-Ayerst immediately of any such Claims and shall cooperate with Wyeth-Ayerst in the defense of such Claims.

                  (c) Interneuron shall indemnify and hold Wyeth-Ayerst harmless from any Claims of a third party arising out of the storage and distribution of REDUX or Samples of REDUX by Interneuron, the Copromotion of REDUX by Interneuron in violation of approved labeling or any applicable statute or regulation, any breach by Interneuron of its obligations under the Agreement, a manufacturing or design defect of REDUX, unless such Claims arise from Wyeth-Ayerst's breach of its responsibilities under this Agreement, or a negligent or wrongful act of Wyeth-Ayerst. Wyeth-Ayerst shall notify Interneuron immediately of any such claim, damage or loss and shall cooperate with Interneuron in the defense of such Claims.

                  (d) Each party agrees to give the other prompt written notice of any Claims made for which the other might be liable under the foregoing indemnification together with the opportunity to defend, negotiate, and settle such Claims. The party seeking indemnification under this Agreement shall provide the other party with all information in its possession, authority, and assistance necessary to enable the indemnifying party to carry on the defense of such Claims. Neither party shall be responsible or bound by any settlement made without its prior written consent.

 13. WAIVER/MODIFICATION

         Any term or condition of this Agreement may be waived or modified at any time by the party entitled to the benefit thereof by a written instrument executed by both parties. No delay or failure on the part of any party in exercising any rights hereunder and no partial or single exercise thereof, will constitute a waiver of such rights or of any rights hereunder.

14.  GOVERNING LAW

         This Agreement shall be construed and the respective rights of the parties hereto determined according to the substantive laws of the State of New Jersey notwithstanding the provisions to the contrary governing conflict of laws under such law.

15.  SEVERANCE

         If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision hereof invalid, illegal or unenforceable in any respect. In the event any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes hereof.

16. ENTIRE AGREEMENT

         This Agreement contains the entire agreement between the parties in respect of the subject matter hereof and supersedes and cancels all previous agreements, negotiations, commitments and writings between the parties hereto with respect to the subject matter hereof and may not be changed or modified in any manner or released, discharged, abandoned or otherwise terminated unless in writing and signed by the duly authorized officers or representatives of the parties.

17.      NOTICE

         Any notice or request required or permitted to be given in connection with this Agreement shall be deemed to have been sufficiently given if sent by prepaid registered mail or telecopier to the intended recipient as set forth below or such other business address as may have been furnished in writing by the intended recipient to the sender. The date of mailing or telecopying shall be deemed to be the effective date on which notice was given, provided that all telecopies shall have been confirmed either electronically or by the intended recipient if such confirmation is received within twenty-four (24) hours of its transmission.

                           WYETH-AYERST
                           Joseph M.  Mahady, President
                           Pharmaceutical Division

                           with copy to:
                           Charles N. Ross, Esq., Director
                           Legal Division


                           INTERNEURON
                           Glenn L.  Cooper, M.D., President
                            and Chief Executive Officer

                           with copy to:
                           Mark S.  Butler, Esq.,
                           Executive Vice President and
                             Chief Administrative Officer

18.  PUBLIC ANNOUNCEMENTS

         Any public announcements or publicity with respect to this Agreement or the transaction contemplated herein shall be at such time and in such manner as Wyeth- Ayerst and Interneuron shall agree, provided that nothing herein shall prevent either party, following notice and opportunity to review by the other, from making such public announcements as such party's legal obligations require.

19.      SUPREMACY OF SUBLICENSE AGREEMENT

         Nothing in this Agreement: shall in any way supersede, alter or diminish any rights either of the parties may have under the Sublicense Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by the duly authorized officers effective as of June 1, 1996.

                                   WYETH-AYERST LABORATORIES

                                   By: /s/ Joseph M. Mahady
                                       ---------------------
                                   Name:  Joseph M. Mahady
                                   Title:  President, Pharmaceutical Division




                                   INTERNEURON PHARMACEUTICALS INC.

                                   By: /s/ Mark S. Butler
                                       -------------------
                                   Name:  Mark S. Butler
                                   Title:  EVP